Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

John P. Falco

john.falco@troutman.com

December 21, 2022

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attn: Ms. Deborah L. O’Neal

Re:	FundVantage Trust (the “Trust”) File Nos. 333-141120 and 811-22027

Dear Ms. O’Neal:

This letter addresses the comments of the Securities and Exchange Commission’s (“SEC”) staff (the “Staff”) to the Trust’s Post-Effective Amendment No. 290 to the Trust’s registration statement on Form N-1A filed with the Commission on October 19, 2022 (the “Amendment”), which was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) to register the DuPont Capital Value Creators Large Cap Fund (the “Fund”) as a new series of the Trust under the Investment Company Act of 1940, as amended, and to register the Fund’s shares under the Securities Act. We appreciate the opportunity to respond to the Staff’s comments.

We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

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1.	Please provide the completed fee table in the response letter or via email at least 7 days prior to the Amendment’s effectiveness.

Response: A completed fee table for the Fund will be included in an Amendment No. 296 to the Trust’s Registration Statement and as Appendix A attached hereto.

2.	If the Fund intends to invest in small-cap, mid-cap or foreign securities as a principal investment strategy, please include the appropriate risk disclosures in the risk/return summary section of the Prospectus.

Response: The Fund does not intend to invest in small-cap, mid-cap or foreign securities as a principal investment strategy (i.e., the fund does not intend to invest more than 5% of its assets in such securities).

Division of Investment Management U.S. Securities and Exchange Commission December 21, 2022 Page 2

3.	Please provide the period covered by the relevant annual or semi-annual report that will contain the disclosure regarding the basis for the Board of Trustees’ approval of the investment management agreement between the Adviser and the Trust, on behalf of the Fund, per Item 10(a)(1)(iii) of Form N-1A.

Response: The Prospectus will be revised to address the Staff’s comment by disclosing that the required discussion regarding the Board’s approval of the investment advisory agreement will be included in the Fund’s semi-annual report to shareholders for the fiscal period ending March 31, 2023, once available.

4.	Please confirm that the Adviser has made and keeps true, accurate and current accounts, books, internal working papers, and any other records or documents that are necessary to form the basis for or demonstrate the calculation of the Adviser’s prior performance of its discretionary accounts as disclosed in the Prospectus, per Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

Response: The Adviser has confirmed to the Trust that it keeps books and records supporting the Adviser’s prior performance information as required by Rule 204-2(a)(16).

5.	In the Prior Performance section of the Prospectus, please present net composite returns before gross composite returns in the composite return table.

Response: The Prospectus will be revised to address the Staff’s comment.

6.	In the Prior Performance section of the Prospectus, please confirm that the Adviser has not adjusted the performance of the composite to reflect the fees and expenses of the Fund. Additionally, please disclose all expenses of the Adviser’s discretionary accounts used to derive net and gross composite returns.

Response: The Adviser has confirmed that the net composite returns have not been adjusted to reflect the fees and expenses of the Fund. The Prospectus will be revised to provide that that the net composite returns reflect the deduction of the highest investment management fee currently imposed by the Adviser on client accounts with investment objectives, policies and strategies substantially similar to those used in managing the Fund.

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Division of Investment Management U.S. Securities and Exchange Commission December 21, 2022 Page 3

We trust that this response addresses the Staff’s comments. If you have any further questions, please contact the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Mr. Joel Weiss, President of FundVantage Trust

Ms. Christine Catanzaro, Treasurer of FundVantage Trust

John M. Ford, Esq.

Appendix A

DUPONT CAPITAL VALUE CREATORS LARGE CAP FUND

Investment Objective

The DuPont Capital Value Creators Large Cap Fund (the “Fund”) seeks long-term capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below. More information about these and other discounts is available from your financial professional and in the section entitled “Purchase of Shares” on page [●] of the Fund’s Prospectus.

Shareholder Fees (fees paid directly from your investment):
Class I
Redemption Fee (as a percentage of amount redeemed within 60 days of purchase)	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.45%
Distribution and/or Service (Rule 12b-1) Fees	None
Other Expenses	0.94%
Acquired Fund Fees and Expenses	0.00%
Total Annual Fund Operating Expenses[1,2]	1.39%
Fee Waiver and/or Expense Reimbursement[2]	(0.54)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement[2]	0.85%

[1]	“Total Annual Fund Operating Expenses” will not correlate to the ratio of expenses to average net assets that will be disclosed in the Fund’s annual and semi-annual reports to shareholders in the financial highlights table, which reflects the operating expenses of the Fund and does not include “Acquired Fund Fees and Expenses.”

[2]	DuPont Capital Management Corporation (the “Adviser”) has contractually agreed to reduce its investment advisory fee and/or reimburse certain expenses of the Fund to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, fees and expenses attributable to a distribution or service plan adopted by FundVantage Trust (“Trust”),”Acquired Fund Fees and Expenses,” interest, extraordinary items, and brokerage commissions do not exceed 0.85% (on an annual basis) of the Fund’s average daily net assets (the “Expense Limitation”). The Expense Limitation will remain in place until August 31, 2024, unless the Board of Trustees of the Trust approves its earlier termination. The Adviser is entitled to recover, subject to approval by the Board of Trustees, amounts reduced or reimbursed for a period of up to three (3) years from the date on which the Adviser reduced its compensation and/or assumed expenses for the Fund. The Adviser is permitted to seek reimbursement from the Fund, subject to certain limitations, for fees it waived and Fund expenses it paid to the extent the total annual fund operating expenses do not exceed the limits described above or any lesser limits in effect at the time of reimbursement. No recoupment will occur unless the Fund’s expenses are below the Expense Limitation amount.